SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For 17 April 2012

The Governor and Company of the
Bank of Ireland
Head Office
40 Mespil Road
Dublin 4
Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

 Form 20-F         X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

 Yes                        No         X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

THE GOVERNOR AND COMPANY OF THE BANK OF IRELAND

ANNUAL INFORMATION DOCUMENT ("AID")

17 April 2012

The Governor and Company of the Bank of Ireland published its Annual Report for the year ended 31 December 2011 on 15 March 2012. This annual information document has been prepared by The Governor and Company of the Bank of Ireland in accordance with the provisions of Part 11 of the Prospectus Directive (2003/71/EC) Regulations 2005 and has been submitted to the Irish Stock Exchange for filing with the Central Bank of Ireland in accordance with the provisions of the Prospectus Rules issued by the Central Bank of Ireland.

The Company is also publishing the AID via an RNS announcement today and making it available on the Investor Relations section of its website www.bankofireland.com

1.	List of Announcements and Filings

The following is a list of all announcements and filings of a regulatory nature, i.e. as prescribed by the rules of the markets on which the securities are admitted to trading, in the previous 12 months, together with the date of the release.

This includes all announcements and filings made under the rules of the Irish Stock Exchange, the UK Listing Authority and the Irish and UK Takeover Panels. This also includes all Companies Office filings in Ireland and Companies House filings in the United Kingdom during the period, which are listed separately from the market filings.

Irish Stock Exchange, UK Listing Authority and Irish and UK Takeover Panels' Announcements:-

Date	Announcement
13 May 2011	Annual Information Update
19 May 2011	Interim Management Statement
31 May 2011	Capital Raising Update
1 June 2011	Sale of Bank of Ireland Securities Services
3 June 2011	Capital Raising - Further Update
3 June 2011	TR1
8 June 2011	Exchange Offers and Consent Solicitations
8 June 2011	Announcement of Further Details of Capital Raising
8 June 2011	Notice of Meeting
9 June 2011	Appointment of Senior Independent Director
14 June 2011	Amendment to Exchange Offer ISIN GB0000510312
15 June 2011	Result of AGM
15 June 2011	Directorate Change
20 June 2011	Update- Exchange Offers and Consent Solicitations
20 June 2011	Availability of documents & Capital Raising Update
20 June 2011	Publication of Prospectus and Circular
23 June 2011	Exchange Offers and Consent Solicitations - Update (RNS only)
23 June 2011	Exchange Offers and Consent Solicitations - Update (US/EDGAR only)
23 June 2011	Update on Capital Raising
27 June 2011	Form 20-F and Pillar 3 Disclosures Availability
27 June 2011	Repurchase
28 June 2011	Termination of Exchange Offer £75,000,000 13.375%
28 June 2011	Director/PDMR Shareholding
1 July 2011	Blocklisting Interim Review
8 July 2011	Bank of Ireland: First Results Announcement (US/EDGAR Only )
8 July 2011	Bank of Ireland: First Results Announcement
11 July 2011	Rights Issue Terms
11 July 2011	Publication of Supplementary Prospectus
11 July 2011	Results of EGC
11 July 2011	Exchange Offer Conditions Announcement - (US/EDGAR only)
11 July 2011	Availability of Rights Issue Documentation
11 July 2011	Exchange Offer Conditions
12 July 2011	Rights Issue Update
14 July 2011	Put Option
15 July 2011	Bank of Ireland Passes the 2011 EBA Stress Test
18 July 2011	Notices available from Morningstar
18 July 2011	Meeting Results
18 July 2011	Meeting Results
22 July 2011	Director/PDMR Shareholding
25 July 2011	Significant Investment in Bank of Ireland
25 July 2011	Notices available from Morningstar
25 July 2011	Notice to Noteholders
26 July 2011	Repurchase
27 July 2011	Results of Rights Issue
27 July 2011	Results of Rights Issue Rump Placement
27 July 2011	Significant Investment in Bank of Ireland
29 July 2011	Notices available from Morningstar
29 July 2011	Director/PDMR Shareholding
29 July 2011	Total Voting Rights
1 August 2011	Repurchase
2 August 2011	Update on EU Restructuring and Viability Plan
2 August 2011	Repurchase
2 August 2011	Significant Investment in Bank of Ireland (US/Edgar only)
2 August 2011	Significant Investment in Bank of Ireland (US/Edgar only)
3 August 2011	Director/PDMR Shareholding
3 August 2011	Form TR1
3 August 2011	Form TR1
3 August 2011	Form TR1
9 August 2011	Delayed Settlement Security Results (RNS only)
9 August 2011	Delayed Settlement Security Results (US/Edgar only)
10 August 2011	Half Yearly Report
10 August 2011	Form TR1
10 August 2011	Delayed Settlement Security Results (RNS only)
10 August 2011	Delayed Settlement Security Results (US/EDGAR only)
10 August 2011	Conversion of Allotment Instruments (RNS only)
10 August 2011	Conversion of Allotment Instruments (US/EDGAR only)
15 August 2011	Total Voting Rights
16 August 2011	Form TR1
17 August 2011	Form TRI
18 August 2011	Form TR1
19 August 2011	Repurchase
24 August 2011	Commencement of Tender Offer
24 August 2011	Rule 9 Waiver Approval and Notice of EGC
26 August 2011	Repurchase
26 August 2011	Repurchase
31 August 2011	Total Voting Rights
31 August 2011	Notice of Results of Meeting
9 September 2011	EGC Results
13 September 2011	Repurchase
16 September 2011	Price Monitoring Extension
23 September 2011	Tender Offer - Results Announcement
6 October 2011	Repurchase
14 October 2011	Deleveraging Plan Update
17 October 2011	Completion of Investment in Bank of Ireland
19 October 2011	Form TR1- NPRFC
19 October 2011	Form TR1
19 October 2011	Form TR1
19 October 2011	Form TR1
19 October 2011	Form TR1
3 November 2011	Repurchase
11 November 2011	Interim Management Statement
21 November 2011	Tender Offer (Technical version)- NOTE REPLACEMENT VERSION OF THIS RNS ALSO ISSUED WITH RE-ALIGNED TABLE HEADINGS
21 November 2011	Tender Offer
28 November 2011	Deleveraging Plan Update
2 December 2011	Tender Offers - Results Announcement
2 December 2011	Tender Offer Results
8 December 2011	EBA Capital Exercise
9 December 2011	Form TR-1
19 December 2011	Sale of Burdale and Deleveraging Update
20 December 2011	Approval of BOI 2011 Revised EU Plan
23 December 2011	Directorate Change
9 January 2012	Form TR-1
11 January 2012	Block Listing Six Monthly Return
20 January 2012	Directorate Change
26 January 2012	Repurchase
1 February 2012	Board and Executive Management Changes
7 February 2012	Repurchase
7 February 2012	Form TR-1
8 February 2012	Repurchase
9 February 2012	Repurchase
17 February 2012	Repurchase
20 February 2012	Preliminary Statement
23 February 2012	Director/PDMR Shareholding
1 March 2012	Repurchase
13 March 2012	Repurchase Confirmation
15 March 2012	Publication of Annual Report and Notice of AGC
15 March 2012	Total Voting Rights
15 March 2012	Form TR-1
29 March 2012	Bank of Ireland Mortgage Bank Annual Report
29 March 2012	Proposed Securities Repurchase Transaction
29 March 2012	Form 20-F and Pillar 3 Disclosures Availability
30 March 2012	Partial Redemption
5 April 2012	Repurchase
16 April 2012	Full Redemption
16 April 2012	Repurchase

Companies Office Filings in Ireland and Companies House filings in the United Kingdom made on or around the dates indicated:-

Date	Filing	Details
1 July 2011	B10	Resignation of Dennis Holt, Paul Haran, Heather Ann McSharry, Des Crowley and Denis Donovan
1 July 2011	G1	Post AGC Special Resolutions
1 July 2011	B18	Issue of prospectus approved by the Central Bank of Ireland
6 July 2011	OSTM01	Resignation of Dennis Holt, Paul Haran, Heather Ann McSharry, Des Crowley and Denis Donovan
8 July 2011	B18	Issue of supplementary prospectus approved by the Central Bank of Ireland
25 July 2011	Form G1	Post EGC Special Resolution
25 July 2011	Form G2	Post EGC Ordinary Resolutions
25 July 2011	Form 28/B7	Post EGC Notice of sub-division and re-designation of shares
25 July 2011	Form B4	Post EGC Notice of Increase in authorised share capital
25 July 2011	Bye-Laws	Post EGC amended Bye-Laws
25 July 2011	OSCH02	Change of Company Details
25 July 2011	OSAA01	Statement of Details of Parent Law
26 July 2011	Form ac/1	Authorised signatory update on CRO account
5 August 2011	OSCC01	Alteration of Constitutional Documents
5 August 2011	OSTN01	Transitional Return by a UK Establishment
5 August 2011	OSCH01	Change of address of a UK Establishment
5 August 2011	OSCH02	Change of Company Details - Increase in Capital
11 August 2011	B5	Return of Allotments
11 August 2011	B18	Issue of supplementary prospectus approved by the Central Bank of Ireland
11 August 2011	B1	Annual Return and Group Accounts (31 December 2010)
12 August 2011	B5	Form of Allotment
31 August 2011	B10	Change of Address for Patrick O'Sullivan
9 September 2011	G2	Ordinary Resolution passed at EGC on 9/9/2011
9 September 2011	OSAA01	Statement of Details of Parent Law and Group Accounts for the year ended 31 December 2010
19 December 2011	OSIN01 Forms	Registration of UK Establishments
23 December 2011	B10	Form B10 to appoint Patrick Butler and Patrick Mulvihill
31 December 2011	B10	Form B10 to note the resignation of John O'Donovan and Rose Hynes
23 December 2011	OSAP01	Appointment of Patrick Butler and Patrick Mulvihill
31 December 2011	OSTM01	Resignation of John O'Donovan and Rose Hynes
11 January 2012	OSCH02	Change of Company Details
11 January 2012	OSCH01	Change of address of UK Establishment
20 January 2012	OSAP01	Appointment of Patrick Haren and Michael Kent Atkinson
20 January 2012	B10	Appointment of Patrick Haren and Michael Kent Atkinson
1 February 2012	B10	Appointment of Andrew Keating
1 February 2012	OSAP01	Appointment of Mr Andrew Keating
20 February 2012	Interim Accounts	Filing of Interim accounts for GovCo 31 December 2011 pursuant to Section 49(5) B of the Companies Act 1986.

2.	Availability of the full text of the Announcements/Filings

Details of all regulatory announcements are available on the websites of the Irish Stock Exchange (www.ise.ie) and the London Stock Exchange (www.londonstockexchange.com).

Copies of Companies Office filings are available from the Companies Registration Office in Dublin and Companies House in Cardiff, Edinburgh and Belfast.

3.	Availability of Other Documents

The Annual Report and Accounts for the year ended 31 December 2011 and the Governor's Letter to Holders of Ordinary Stock and Notice of the Annual General Court were posted to stockholders on 15 March 2012. These documents can be found on the Investor Relations section of the Company's website at www.bankofireland.com/investor

4.	Accuracy of the Information

The information referred to in this update was up to date at the time the information was published but some information may now be out of date.

Helen Nolan
Group Secretary
+ 353 76 6234710
17 April 2012

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

The Governor and Company
of the Bank of Ireland

Helen Nolan
Group Secretary

Date:  17 April, 2012